EXHIBIT 99.77D


Item 77D

Scudder California Tax-Free Income Fund, Scudder Florida Tax-Free Income Fund and Scudder New York Tax-Free Income Fund, each a series of SCUDDER STATE TAX-FREE INCOME SERIES

Scudder California Tax-Free Income Fund, a series of Scudder State Tax-Free Trust, changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the fund pursues its goal by investing at 80% of net assets in California municipal securities whose income is free from federal and California state income tax. The policy was revised as follows: The fund normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in municipal securities whose income is free from federal and California state income tax.

Scudder New York Tax-Free Income Fund, a series of Scudder State Tax-Free Trust, changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the fund pursues its goal by investing at 80% of net assets in municipal securities whose income is free from federal income tax. The policy was revised as follows: The fund normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in municipal securities whose income is free from federal and New York state income tax.

Scudder Florida Tax-Free Income Fund, a series of Scudder State Tax-Free Trust, changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the fund pursues its goal by investing at 80% of net assets in municipal securities whose income is free from federal income tax. The policy was revised as follows: The fund normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in municipal securities whose income is free from federal and Florida state income tax, if any.